SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  )

                                Curtiss-Wright Corporation
              __________________________________________________________
                                   (Name of Issuer)

                                    Common Stock
             __________________________________________________________
                            (Title of Class of Securities)

                                       231561101
                                       _________
                                    (CUSIP Number)




     Check the following box if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  Page 1 of 8 Pages













           CUSIP No. 231561101           13G              Page 2 of 8 Pages


           1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Quest Advisory Corp.    13-2579297

           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                       X

                                                                 (b)

           3     SEC USE ONLY



           4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


                          5    SOLE VOTING POWER
           NUMBER OF            240,400
             SHARES
          BENEFICIALLY    6    SHARED VOTING POWER
            OWNED BY
              EACH
           REPORTING
            PERSON        7    SOLE DISPOSITIVE POWER
             WITH               240,400


                          8    SHARED DISPOSITIVE POWER


            9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                  240,400

           10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES



           11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.8%
           12    TYPE OF REPORTING PERSON*

                 IA



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











           CUSIP No. 231561101           13G              Page 3 of 8 Pages



           1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Quest Management Company    06-1354019

           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  X

                                                                 (b)


           3     SEC USE ONLY


           4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


                          5    SOLE VOTING POWER
            NUMBER OF              18,900
             SHARES
          BENEFICIALLY
            OWNED BY      6    SHARED VOTING POWER
              EACH
           REPORTING
            PERSON        7    SOLE DISPOSITIVE POWER
             WITH                  18,900


                          8    SHARED DISPOSITIVE POWER



            9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                     18,900
           10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES



           11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.4%

           12    TYPE OF REPORTING PERSON*

                 IA


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











           CUSIP No. 231561101           13G              Page 4 of 8 Pages



           1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles M. Royce                       ###-##-####

           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  X

                                                                 (b)


           3     SEC USE ONLY


           4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


                          5    SOLE VOTING POWER
            NUMBER OF
             SHARES            See Item 2(a) of attached schedule
          BENEFICIALLY
            OWNED BY      6    SHARED VOTING POWER
              EACH
           REPORTING
            PERSON        7    SOLE DISPOSITIVE POWER
             WITH
                               See Item 2(a) of attached schedule

                          8    SHARED DISPOSITIVE POWER



            9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                 See Item 2(a) of attached schedule
           10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES



           11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  See Item 2(a) of attached schedule


           12    TYPE OF REPORTING PERSON*

                 IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!










           CUSIP No. 231561101           13G              Page 5 of 8 Pages

          Item 1(a) Name of Issuer:

                    Curtiss-Wright Corporation

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    1200  Wall  Street West,  Lyndhurst,  N. J.  07071-0635


          Item 2(a) Name of Persons Filing:

                    Quest Advisory Corp. ("Quest"), Quest Management Company ("QMC"), and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Quest and QMC, and as such may be deemed to beneficially own the shares of Common Stock of Curtiss-Wright Corporation beneficially owned by Quest and QMC. Mr. Royce does not own any shares outside of Quest and QMC, and disclaims beneficial ownership of the shares held by Quest and QMC.

          Item 2(b) Address of Principal Business Office of each is:

                    1414 Avenue of the Americas, New York, NY  10019


          Item 2(c) Citizenship:

                    Quest is a New York Corporation, QMC is a Connecticut General Partnership, and Mr. Royce is a citizen of the U.S.A.

          Item 2(d) Title of Class of Securities:

                    Common Stock

          Item 2(e) CUSIP Number:

                    231561101


          Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


                    (a) Broker or Dealer registered under Section 15 of the Act
                    (b)       Bank as defined in Section 3(a)(6) of the Act

                    (c)       Insurance  Company  as   defined  in  Section
                              3(a)(19) of the Act
                    (d) Investment Company registered under Section 8 of the Investment Company Act

                    (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                    (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                    (g)       Parent Holding Company

                    (h)   X   Group









           CUSIP No. 231561101           13G             Page 6 of 8 Pages




          Item 4    Ownership

                    (a)  Amount Beneficially Owned
                         Quest:     240,400

                         QMC:        18,900

                    (b)  Percent of Class:
                         Quest:       4.8

                         QMC:         0.4


                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote
                                                       Quest        240,400
                                                       QMC           18,900

                        (ii)  shared power to vote or to direct the vote
                                                       Quest
                                                                 __________
                                                       QMC
                                                                 __________

                       (iii)  sole  power  to  dispose  or  to  direct  the
                              disposition of           Quest        240,400
                                                       QMC           18,900

                        (iv)  shared  power to  dispose  or to  direct  the
                              disposition of           Quest
                                                                 __________
                                                       QMC
                                                                 __________

               See  item  2(a)  above  for   information  relating  to  the
          beneficial ownership of Mr. Royce.

          Item 5    Ownership of Five Percent or Less of a Class. (       )

          Item 6    Ownership  of  More  than  Five  Percent on  Behalf  of
                    Another Person.

                              NOT APPLICABLE

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                              NOT APPLICABLE














           CUSIP No. 231561101           13G             Page 7 of 8 Pages



          Item 8    Identification  and  Classification of  Members  of the
                    Group.

                    This filing is on behalf of Quest, QMC and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Each of Quest and QMC are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

          Item 9    Notice of Dissolution of Group.

                              NOT APPLICABLE

          Item 10   Certification.

               By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


               Exhibits 1.    Agreement to file Schedule 13G jointly.
                ________


                                      Signature
                                      _________

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

          Date:     February 10, 1994

          Quest Advisory Corp.


          By:   W. Whitney George                Edward M. Lopez, atty-in-fact
             ________________________          _________________________
             Signature                          Charles M. Royce

          Quest Management Company


          By:   W. Whitney George
             ________________________
             Signature


















           CUSIP No. 231561101           13G             Page 8 of 8 Pages




                                      Exhibit 1

                                      AGREEMENT
                                      _________



                    AGREEMENT dated as of the 10th day of February, 1994 between Quest Advisory Corp. ("Quest"), a New York corporation, Quest Management Company ("QMC"), a Connecticut general partnership, and Charles M. Royce.

                    WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

                    NOW,  THEREFORE,  the   undersigned  hereby  agree   as
          follows:

                    1. The Schedule 13G with respect to Curtiss-Wright Corporation to which this is attached as Exhibit 1 is filed on behalf of Quest, QMC and Mr. Royce.

                    2. Each of Quest, QMC and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


                    IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.


                                        QUEST ADVISORY CORP.


                                        By:    W. Whitney George
                                            ________________________


                                        QUEST MANAGEMENT COMPANY


                                        By:   W. Whitney George
                                            ________________________



                                            Edward M. Lopez, atty-in-fact
                                            ________________________
                                             Charles  M. Royce